SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

ePresence, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

871045 10 0

(CUSIP Number)

William P. Ferry

c/o ePresence, Inc.

120 Flanders Road, Westboro, MA 01581-5013

Telephone: 508-898-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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13D

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William P. Ferry

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ NOT APPLICABLE

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,090,000 8. Shared Voting Power 0 9. Sole Dispositive Power 2,090,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,090,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IN

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13D

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Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of ePresence, Inc., a Massachusetts corporation (“ePresence” or “Issuer”). The principal executive offices of ePresence are located at 120 Flanders Road, Westboro, MA 01581-5013.

Mr. Ferry previously filed a Schedule 13G with respect to his shares of Common Stock and is filing this Schedule 13D as a result of entering into a voting agreement with Infospace, Inc. with respect to such shares in connection with the Agreement and Plan of Merger, dated as of March 25, 2004 (the “Merger Agreement”), by and among, Infospace, Inc., a Delaware corporation (“Infospace”), Big Book Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Infospace (“Merger Sub”), and Switchboard Incorporated (“SwitchBoard”), a majority-owned subsidiary of ePresence.

Pursuant to the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will be merger with and into Switchboard (the “Merger”), with each share of Switchboard common stock being converted into the right to receive a cash payment of $7.75. Switchboard will be the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Infospace upon consummation of the Merger. The Merger is subject to regulatory approval and the approval of the Merger Agreement by the stockholders of Switchboard and ePresence and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

Item 2. Identity and Background.

(a)-(c) The name of the person filing this statement is William P. Ferry. Mr. Ferry is the chairman, chief executive officer and president of ePresence. Mr. Ferry is a U.S. citizen and his business address is ePresence, Inc., 120 Flanders Road, Westboro, MA 01581-5013. Mr. Ferry beneficially owns 2,090,000 shares of ePresence common stock.

(d)-(e) Mr. Ferry is not required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3. Source and Amount of Funds or Other Consideration.

As an inducement to Infospace to enter into the Merger Agreement, Mr. Ferry and certain other ePresence stockholders entered into voting agreements (the “ePresence Voting Agreements”) with Infospace. Pursuant to his ePresence Voting Agreement and the related irrevocable proxy, Mr. Ferry irrevocably appointed Infospace (or any nominee of Infospace) as his lawful attorney and proxy. Such proxy gives Infospace the limited right to vote the shares of ePresence Common Stock beneficially owned by Mr. Ferry in all matters related to the Merger.

Item 4. Purpose of the Transaction.

(a)-(c)

In exercising its right to vote Mr. Ferry’s shares of ePresence as Mr. Ferry’s lawful attorney and proxy, Infospace’s (or any nominee of Infospace’s) power with respect to the Parent Shares will be limited, at every ePresence stockholders’ meeting and every written consent in lieu of such meeting, to voting the Parent Shares (a) in favor of the disposition of the shares of Switchboard common stock beneficially owned by ePresence pursuant to the Merger (the “ePresence Stockholder Voting Proposal”) and any action in furtherance thereof and (b) against any matter that could reasonably be expected to hinder, impede or delay the ePresence Stockholder Voting Proposal or the Merger or materially adversely affect the ePresence Stockholder Voting Proposal or the Merger and the transactions contemplated thereby and by the Merger Agreement and the ePresence Voting Agreements. Mr. Ferry may vote his shares of ePresence Common Stock on all other matters. The ePresence Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

Additionally, Mr. Ferry agreed not to dispose of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of any of his shares of ePresence Common Stock during the term of the ePresence Voting Agreement. The foregoing summary of the ePresence Voting Agreements is qualified in its entirety by reference to the copy of the form of ePresence Voting Agreement included as Exhibit 99.1 and incorporated herein in its entirety by reference.

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13D

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As an additional inducement to Infospace to enter into the Merger Agreement, certain Switchboard stockholders, including Mr. Ferry, entered into voting agreements, dated as of March 25, 2004 (the “Switchboard Voting Agreements”), with Infospace and Switchboard. By executing a Switchboard Voting Agreement and the related irrevocable proxy, Mr. Ferry irrevocably appointed Infospace (or any nominee of Infospace) as his lawful attorney and proxy. Such proxy gives Infospace the limited right to vote Mr. Ferry’s shares of Switchboard Common Stock in all matters related to the Merger.

As an additional inducement to Infospace to enter into the Merger Agreement, ePresence entered into a Majority Stockholder Voting Agreement, dated as of March 25, 2004 (the “Majority Stockholder Voting Agreement”), with Infospace and has, by executing the Majority Stockholder Voting Agreement and the related irrevocable proxy, irrevocably appointed Infospace (or any nominee of Infospace) as its lawful attorney and proxy. Such proxy gives Infospace the limited right to vote each of the 9,802,421 shares of the Switchboard common stock beneficially owned by ePresence (the “Shares”) in all matters related to the Merger, provided that such shares may not be voted with respect to the Merger until ePresence receives the approval of its stockholders.

ePresence also agreed not to dispose of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of any of the Shares during the term of the Majority Stockholder Voting Agreement; and Mr. Ferry agreed not to dispose of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of any of his Switchboard shares during the term of the Switchboard Voting Agreements.

(d)-(j) Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Mr. Ferry beneficially owns 2,090,000 shares of ePresence, representing 8.5% of ePresence’s outstanding common stock as of March 24, 2004. Mr. Ferry has sole voting and dispositive power with respect to the 2,090,000 shares of ePresence common stock.

(c) Mr. Ferry has not effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of Mr. Ferry, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ferry and any person or entity with respect to any securities of ePresence, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as disclosed herein with respect to the Merger and except as follows:

1.	Form of ePresence Voting Agreement, dated March 25, 2004, by and among Infospace, Switchboard and certain ePresence stockholders.

2.	Stock Option Agreements and Restricted Stock Agreements between ePresence and Mr. Ferry.

Item 7. Material to be Filed as Exhibits.

EXHIBIT DESCRIPTION

99.1.	Form of Parent Voting Agreement, dated March 25, 2004, by and among Infospace, Switchboard and William P. Ferry.

99.2	Form of Executive Officer Restricted Stock Agreement dated October 16, 1998 between ePresence and William P. Ferry. (A)

99.3	Form of Non-Qualified Stock Option Agreement dated February 4, 1997 granted by ePresence to William P. Ferry. (B)

99.4	Form of Non-Qualified Stock Option Agreement dated October 21, 1999 granted by ePresence to William P. Ferry. (C)

99.5	Form of Non-Qualified Stock Option Agreement dated December 8, 1999 granted by ePresence to William P. Ferry. (C)

99.6	Form of Corporate Officer Restricted Stock Agreement between ePresence and William P. Ferry, dated December 21, 2000. (D)

99.7	Form of Corporate Officer Restricted Stock Agreement between ePresence and William P. Ferry, dated December 21, 2000. (D)

99.8	Form of Non-Qualified Stock Option Agreement between the Registrant and William P. Ferry, dated January 25, 2001. (D)

99.9	Form of Non-Qualified Stock Option Agreement dated October 15, 2001 granted by ePresence to William P. Ferry. (E)

99.10	Form of Non-Qualified Stock Option Agreement dated February 7, 2003 granted by ePresence to William P. Ferry. (F)

(A)	Incorporated herein by reference to the exhibits to the ePresence Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 000-20364).

(B)	Incorporated herein by reference to the exhibits to the ePresence Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999.

(C)	Incorporated herein by reference to the exhibits to the ePresence Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed March 30, 2000.

(D)	Incorporated herein by reference to the exhibits to the ePresence Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed April 2, 2001.

(E)	Incorporated herein by reference to the exhibits to the ePresence Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

(F)	Incorporated herein by reference to the exhibits to the ePresence Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

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13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: April 5, 2004

By:	/s/ WILLIAM P. FERRY

William P. Ferry